SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
---------------

SCHEDULE 13D
                                 (Rule 13d-101)
Under the Securities Exchange Act of 1934

Florida East Coast Industries, Inc.
(Name of Issuer)
Common Stock, no par value ("Shares")
(Title of Class of Securities)
340632108
(CUSIP Number)


David Winters
Franklin Mutual Advisers, LLC
51 John F. Kennedy Parkway
Short Hills, New Jersey 07078
973-912-2177

with a copy to:

Daniel S. Sternberg, Esq.
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006
212-225-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 19, 2004
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 1 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Franklin Mutual Advisers, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) 0
        (b) 1
3
SEC USE ONLY
4
SOURCE OF FUNDS
See Item 3
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e)  0
6
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF
SHARES
7
SOLE VOTING POWER
6,829,310 (See Item 5)
BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER
0
EACH REPORTING
PERSON
9
SOLE DISPOSITIVE POWER
6,829,310 (See Item 5)
WITH
10
SHARED DISPOSITIVE POWER
0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,829,310 (See Item 5)
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.6% (See Item 5)
14
TYPE OF REPORTING PERSON
IA



Item 1. Security and Issuer.
This statement relates to the common stock, no par value (the "Common Stock"), of Florida East Coast Industries, Inc., a Florida corporation (the "Issuer"), whose principal executive offices are located at One Malaga Street, St. Augustine, FL 32084.
Item 2.         Identity and Background.
This statement is filed by Franklin Mutual Advisers, LLC ("FMA"). The principal business address of FMA is 51 John F. Kennedy Parkway, Short Hills, NJ 07078. FMA is an investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to Franklin Mutual Series Fund Inc. FMA is a Delaware limited liability company.
The names, addresses, principal occupations and citizenship of each executive officer and director and each controlling person, if any, of FMA are set forth in Schedule I attached hereto.
Neither FMA nor, to the best of its knowledge, any of the persons listed in
Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration. The securities reported in Item 5 as beneficially owned by FMA were acquired with funds of approximately $138 million (including brokerage commissions). All such funds were provided from investment capital of FMA's respective advisory clients. Item
4. Purpose of Transaction.
FMA understands that the Nominating and Corporate Governance Committee of the Issuer's board of directors, which is composed of independent directors, is currently in the process of developing a slate of candidates for nomination by the board for election at the Issuer's 2004 annual meeting of shareholders. In late 2003, the Committee contacted FMA to solicit FMA's input into that process. Earlier this year, in response to the Committee's invitation, FMA recommended two persons for consideration by the Committee as candidates for nomination by the board. FMA has been informed that the Committee intends to interview and consider both of the persons suggested by FMA for possible inclusion on the slate. However, FMA also understands that the Committee's deliberative process may extend beyond the February 28, 2004 deadline for shareholder nominations fixed by the Issuer's Articles of Incorporation.
Accordingly, in view of that deadline, on February 19, 2004, Mutual Shares Fund, a series of Franklin Mutual Series Fund Inc., an advisory client of FMA, delivered to the Issuer, as required by the Issuer's Articles of Incorporation, a written notice of the nomination for election to the Issuer's board of directors at the 2004 annual meeting of the two persons it has recommended to the Committee. Neither of the persons nominated by FMA is an officer, director or employee of FMA or any of its affiliates and each, to FMA's knowledge, meets the independence requirements of the New York Stock Exchange with respect to the Issuer as mandated by the Issuer's Corporate Governance Guidelines.
The Issuer's public filings, including its recently-adopted Corporate Governance Guidelines, disclose that the Issuer's board of directors consists of ten directors and that the Issuer's board considered this number to be "appropriate" at the time such Guidelines were adopted six months ago in August 2003. On that basis, FMA understands that ten directors are to be elected at the 2004 annual meeting. FMA believes that, in accordance with the cumulative voting rights provided for in the Articles of Incorporation, based on the number of shares of Common Stock it currently owns, FMA will have the ability at the 2004 annual meeting to elect both of its nominees to the board of directors without the vote of any other shareholder. Accordingly, FMA does not intend to engage in any solicitation of proxies in connection with the election of directors at the 2004 annual meeting.
Other than as described above, FMA does not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to
Schedule 13D. FMA may in the future acquire additional shares of Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by it in one or more transactions. Additionally, FMA reserves the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by FMA.
Item 5.         Interest in Securities of the Issuer.
(a), (b) One or more of FMA's advisory clients is the owner of 6,829,310 shares of Common Stock. Investment advisory contracts with FMA's advisory clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be deemed to be, for purposes of Regulation 13D-G under the Act, the beneficial owner of 6,829,310 shares, representing approximately 18.6% of the outstanding shares of Common Stock.
FMA is an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates each report the securities over which they hold investment and voting power separately from each other.
Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities of the Issuer that may be beneficially owned by FRI or its other affiliates. Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.
(c) Other than the transactions described in Schedules II of this statement, neither FMA nor, to the best of its knowledge, any of the persons listed in
Schedule I, have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.
(d) No person other than respective advisory clients of FMA have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein. Mutual Shares Fund, a series of Franklin Mutual Series Fund Inc., an investment company registered under the Investment Company Act of 1940, has an interest in more than five percent of the class of securities being reported herein. (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        Not applicable.
Item 7. Material to be Filed as Exhibits.
        Not applicable.


SIGNATURES
After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2004
FRANKLIN MUTUAL ADVISERS, LLC





By:  David Winters

Title:  President






SCHEDULE I
FMA
DIRECTORS AND EXECUTIVE OFFICERS
Each of the individuals named below is a citizen of the United States with a principal business address as indicated below.
Name
Principal Occupation and Address
Michael Embler
Senior Vice President  Short Hills (1)
Martin L. Flanagan
Senior Vice President and Chief Financial Officer  San Mateo (2)
Barbara J. Green
Secretary  San Mateo (2)
Matthew Haynes
Vice President  Short Hills (1)
Ephraim Karpel
Vice President - Trading  Short Hills (1)
Charles R. Sims
Treasurer  San Mateo (2)
Bradley Takahashi
Vice President  Short Hills (1)
David Winters
President, Chief Executive Officer and Chief Investment Officer
Short Hills (1)

(1) Franklin Mutual Advisers, LLC, 51 John F. Kennedy Parkway, Short Hills, NJ 07078.
An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual Series Fund Inc.

(2) Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403.
Parent Company of Franklin/Templeton Distributors, Inc. (the Parent Company of Franklin Mutual Advisers, LLC) and a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.



SCHEDULE II
FMA
TRANSACTIONS IN THE PAST SIXTY DAYS
Unless otherwise indicated, each of the transactions described below was a purchase of Common Stock for cash on the New York Stock Exchange.

Date
Number of Shares
Price per Share (1)



01/07/04
3,500
$35.0000
01/09/04
15,900
$33.0000
01/12/04
600
$33.0000
01/15/04
3,500
$33.0000
01/16/04
5,000
$33.0000
01/20/04
35,000
$32.9578
01/21/04
39,500
$32.8174
01/26/04
6,200
$32.9866
01/28/04
34,100
$32.8763
01/29/04
44,100
$32.8336
01/30/04
22,100
$32.8813
02/05/04
4,100
$31.9885
02/05/04
3,000
$31.8467

(1) Price excludes commission.


CUSIP No.  340632108
13D